Exhibit 2.2

PRESS RELEASE

FOR IMMEDIATE RELEASE	EAGLE FOOD CENTERS
P.O. Box 6700, Rock Island, Illinois 61204-6700
Executive Offices & Distribution Center
Route 67 & Knoxville Road, Milan, Illinois 61264
Telephone: 309-787-7700/Fax: 309-787-7895

	Contact:	Sitrick and Company
Anita-Marie Hill Laurie
Romelia Martinez
800-323-3143
310-788-2850

Eagle Food Centers Receives Approval of First-Day Orders in Connection with Restructuring

DIP Financing Granted Interim Approval

Milan, IL – April 7, 2003 – Eagle Food Centers, Inc, which owns and operates 61 supermarkets in Illinois and Iowa, announced today that its has received Bankruptcy Court approval to, among other things, pay pre-petition and post-petition employee wages, salaries and benefits during its voluntary restructuring under Chapter 11. The Company also received permission to honor its various customer programs, including the Eagle Savers’ Card. As previously announced, in order to effectuate its restructuring initiatives and provide sufficient liquidity to continue to operate its business, the Company filed voluntary petitions for reorganization in the Northern District of Illinois in Chicago earlier this morning.

The Court also approved on an interim basis the Company’s debtor-in-possession (DIP) financing agreement to continue operations, pay employees, and purchase goods and services going forward. In conjunction with the filing, Eagle Foods Centers received a commitment for $40 million in DIP financing from its existing lender, Congress Financial Corporation. The final hearing on the DIP agreement has been set for April 25, 2003.

Eagle Chairman, Chief Executive Officer and President Robert J. Kelly said he was pleased with the Bankruptcy Court’s prompt approval of its “first-day” orders and interim DIP financing.

“We expect the DIP financing to provide adequate funding for our post-petition trade and employee obligations,” said Mr. Kelly. “The Company will continue to focus its resources on maintaining the quality of our operations while we explore sale alternatives.”

Mr. Kelly said operations continue without interruption during the Chapter 11 process.  “Our operations are all up and running as usual and we will continue our commitment to providing high quality products and superior service to our customers.   Vendors will be paid for all goods furnished and services provided after the filing.  Employee wages and benefit programs will continue as before.”

Eagle operates 60 Eagle Country Markets and one Bogo’s Food and Deals.   The company employs approximately 3,550 at its stores and its headquarters and central distribution facility in Milan, Illinois.

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This press release includes statements that constitute “forward-looking” statements.  These statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to, continued acceptance of the Company’s products in the marketplace, the effect of economic conditions, the impact of competitive stores and pricing, availability and costs of inventory, employee costs and availability, the rate of technology change, the cost and uncertain outcomes of pending and unforeseen litigation, the availability and cost of capital including the continued availability of capital under the Company’s revolving line of credit, supply constraints or difficulties, the effect of the Company’s accounting policies, the effect of regulatory and legal developments and other risks detailed in the Company’s Securities and Exchange Commission filings or in materials incorporated therein by reference.  By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this press release.